

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2018

Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaii 20
2000 Antwerpen
Belgium

> **Re:** **Euronav NV**
> **Registration Statement on Form F-4**
> **Filed February 14, 2018**
> **File No. 333-223039**

Dear Mr. Rodgers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the board and management in connection with the proposed transaction.

2. Please include the proxy card in an amendment and mark it as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A.

Summary, page 1

3. Please provide a summary of the Euronav and Gener8 boards' reasons for engaging in the merger, and provide a brief description of the potential negative and positive factors of the merger that the boards considered.

Information About the Combined Company, page 32

4. Please disclose the average age of the Combined Fleet after the sale of the six VLCC vessels to International Seaways.

The Special Meeting, page 36

Voting by Directors and Executive Officers, page 37

5. Please disclose the percentage of outstanding shares entitled to vote held by the directors, the executive officers and their affiliates that are not parties to the Voting Agreement or a Proxy Agreement.

The Merger, page 39

Background of the Merger, page 41

6. Please briefly explain why Euronav rejected the business combination with Gener8 involving an equity investment by Company E.

7. We note your disclosure on page 46 that RMK provided the initial NAV estimate for Gener8 in connection with the potential transaction. Please provide the information required by Item 4(b) of Form F-4.

8. We note that Euronav and Gener8 had several discussions and negotiations regarding the exchange ratio. Please disclose the various proposals considered by the parties related to the exchange ratio and the party, including financial advisors, which proposed each exchange ratio. In this regard, we note your disclosure on page 48 that Euronav proposed the fixed exchange ratio of 0.7272.

9. Please clarify why Gener8's board chose to pursue the Euronav transactions and abandon negotiations with Company G. In this regard, we note that the Gener8 board received the offer from Company G on November 13, 2017, entered into a 30-day exclusivity agreement with Euronav on November 16, 2017 and, on December 21, 2017, signed the merger agreement with Euronav.

Gener8's Reasons for the Merger; Recommendation of GEner8's Board of Directors, page 55

Value of Merger Consideration, page 55

10. In the second to last bullet point of this section on page 56, you state that "the dividend per share the Gener8 shareholders would receive in the Merger, assuming Euronav maintains its current dividend policy" is one of the positive factors Gener8 considered in

approving the merger. Please clarify, if true, that you are referring to the ability of Gener8 shareholders to share in potential future dividends of the combined company.

Opinion of UBS, Gener8's Financial Advisor, page 60

Selected Precedent Tanker Sector Transactions, page 67

11. Please briefly explain the reasons why two of the values are not meaningful and not applicable in your chart on page 67.

Incentive Payments to Gener8's Executive Officers, page 77

12. We note that the merger agreement permits Gener8 to enter into compensation arrangements with its officers and directors. Please tell us whether Gener8 intends to enter into these agreements with its officers and directors prior to effectiveness, and please file the agreements or form of the agreements as exhibits to your registration statement.

The Merger Agreement, page 80

Conditions to the Merger Agreement, page 92

13. We note your disclosure on page 92 that one of the conditions of the merger is that "all required filings shall have been made and all required approvals shall have been obtained (or waiting periods expired or terminated) under any antitrust laws applicable to the Merger." Please disclose if any approvals must be obtained in connection with the transactions described in your registration statement, and if so, the status of these approvals. Refer to Item 3(i) of Form F-4.

Voting Agreement and Proxies, page 96

Proxies, page 97

14. Please include the agreements signed by the Proxy Shareholders and Euronav stating that the Proxy Shareholders will grant an irrevocable proxy to a representative of an affiliate of each Proxy Shareholder.

Related Agreements, page 98

Memoranda of Agreement to Purchase Three Vessels, page 98

15. If material, please disclose Gener8's use of proceeds from the sale of the three vessels if the merger is not completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Keith Billotti, Esq.
        Seward & Kissel LLP